Exhibit 5.1

Our ref     RZB/812949-000003/36471030

Critical Metals Corp.

Kingston Chambers, PO Box 173

Road Town, Tortola

British Virgin Islands

28 March 2024

Dear Sirs

Critical Metals Corp. (the “Company”)

We have acted as counsel as to British Virgin Islands law to the Company and have been asked to provide this legal opinion in connection with the Company’s registration statement on Form F-1, including all amendments or supplements thereto, filed with the United States Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933, as amended (the “SEC Act”) (including its exhibits, the “Registration Statement”) for the purposes of, registering with the Commission under the SEC Act, the offering and sale to the public (the “Offering”) of up to: 7,750,000 ordinary shares with a par value of US$0.001 of the Company (the “Ordinary Shares”) that may be issued upon exercise of the Warrants 7,750,000 warrants, each whole warrant exercisable to purchase one Ordinary Share (“Public Warrants”); and 100,312,567 Ordinary Shares, which includes:

(a)	67,788,383 Ordinary Shares issued to European Lithium Limited (“EUR”) in connection with the Business Combination (as defined in the Merger Agreement (as defined below)) in exchange for all of the outstanding equity interests of European Lithium AT (Investments) Limited (“ELAT”);

(b)	6,778,838 Ordinary Shares issuable to EUR in connection with the Business Combination as Earnout Shares (as defined in the Merger Agreement);

(c)	3,343,750 Ordinary Shares issued to VO Sponsor, LLC (the “Sponsor”) in connection with the Business Combination in exchange for common stock of Sizzle Acquisition Corp. (“Sizzle”);

(d)	51,600 Ordinary Shares issued to the Sponsor in connection with the Business Combination pursuant to the Sponsor Letter Agreement (as defined below);

(e)	1,247,250 Ordinary Shares issued to Cantor Fitzgerald & Co. (“CF&CO”) which includes (x) 47,250 Ordinary Shares issued in connection with the Business Combination in exchange for private shares of Sizzle and (y) 1,200,000 Ordinary Shares issued as compensation to CF&CO as deferred fee shares issued in connection with the Business Combination as contemplated by the Cantor Lock-Up Agreement (and the Underwriting Agreement as defined therein);

(f)	3,028,356 Ordinary Shares issuable to Empery Asset Mater, LTD (“EAM”) which includes (w) 114,497 Ordinary Shares issued as subscription shares pursuant to the EAM Subscription Agreement (as defined below), (x) 628,479 Ordinary Shares issued as bonus shares issued pursuant to the EAM Subscription Agreement; (y) 571,345 Ordinary Shares issuable upon the exercise of warrants to purchase 571,345 Ordinary Shares granted pursuant to the EAM Warrant (as defined below); and (z) 1,714,035 Ordinary Shares issued as additional shares pursuant to the EAM Subscription Agreement;

(g)	1,342,430 Ordinary Shares issuable to Empery Tax Efficient III, LP (“ETE III”) which includes (w) 50,756 Ordinary Shares issued as subscription shares pursuant to the ETE III Subscription Agreement (as defined below), (x) 278,598 Ordinary Shares issued as bonus shares pursuant to the ETE III Subscription Agreement; (y) 253,269 Ordinary Shares issuable upon the exercise of warrants to purchase 253,269 Ordinary Shares pursuant to the ETE III Warrant (as defined below) and (z) 759,807 Ordinary Shares issued as additional shares pursuant to the ETE III Subscription Agreement;

(h)	929,614 Ordinary Shares issuable to Empery Tax Efficient, LP (“ETE”) which includes (w) 35,147 Ordinary Shares issued as subscription shares pursuant to the ETE Subscription Agreement (as defined below), (x) 192,923 Ordinary Shares issued as bonus shares pursuant to the ETE Subscription Agreement; (y) 175,386 Ordinary Shares issuable upon the exercise of warrants to purchase 175,386 Ordinary Shares granted pursuant to the ETE Warrant (as defined below); and (z) 526,158 Ordinary Shares issued as additional shares pursuant to the ETE Subscription Agreement;

(i)	350,000 Ordinary Shares issuable to Polar Multi-Strategy Master Fund (“Polar”) upon exercise of warrants to purchase 350,000 Ordinary Shares pursuant to the Polar Warrant (as defined below) (the “Polar Warrants”);

(j)	1,015,000 Ordinary Shares issued to various vendors and service providers in connection with the Closing (as defined in the Merger Agreement) of the Business Combination (as defined in the Merger Agreement) pursuant to certain agreements referred to in the Closing Board Resolutions (as defined below) (such agreements, the “Vendor Agreements”) to pay various business combination transaction expenses otherwise due at Closing in Ordinary Shares; and

(k)	14,437,346 Ordinary Shares issuable to GEM Global Yield LLC SCS (“GEM Global”), which consists of (x) 122,549 Ordinary Shares issued to GEM Global at the Closing under the GEM SPA (as defined below), (y) 1,814,797 Ordinary Shares issuable upon the exercise of warrants to purchase 1,814,797 Ordinary Shares pursuant to the GEM Warrant (as defined below) (the GEM Warrant together with the Public Warrants, the PIPE Warrants and the Polar Warrants, the “Warrants”); and (z) 12,500,000 Ordinary Shares issuable under the GEM SPA.

This opinion letter is given in accordance with the terms of the Legal Matters section of the Registration Statement.

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	The public records of the Company on file and available for public inspection at the Registry of Corporate Affairs in the British Virgin Islands (the “Registry of Corporate Affairs”) on 27 March 2024, including the Company’s Certificate of Incorporation and its Memorandum and Articles of Association (the “Memorandum and Articles”).

1.2	The records of proceedings available from a search of the electronic records maintained on the Judicial Enforcement Management System from 1 January 2000 and available for inspection on 27 March 2024 at the British Virgin Islands High Court Registry (the “High Court Registry”).

1.3	The written resolutions of the sole director of the Company dated 24 October 2022, 22 December 2022, 10 May 2023, 4 August 2023, 9 November 2023 and 8 February 2024 (together the “Pre-Closing Resolutions”), the written resolutions of the sole director of the Company dated 27 February 2024 (the “Closing Resolutions”) and the written resolutions of the board of directors of the Company dated 28 March 2024 (the “Supplemental Resolutions” and together with the Pre-Closing Resolutions and the Closing Resolutions, the “Resolutions”).

1.4	The written resolutions of the sole member of the Company dated 27 February 2024 (the “Member Resolutions”).

1.5	A certificate of incumbency dated 28 March 2024, issued by Maples Corporate Services (BVI) Limited, the Company’s registered agent (the “Registered Agent’s Certificate”).

1.6	A certificate of good standing dated 28 March 2024 with respect to the Company issued by the Registrar of Corporate Affairs (the “Certificate of Good Standing”).

1.7	A certificate from a director of the Company a copy of which is attached to this opinion letter at Appendix A (the “Director’s Certificate”).

1.8	The Registration Statement.

1.9	That certain agreement and plan of merger dated 24 October 2022 as amended on 4 January 2023, 7 July 2023 and 17 November 2023 (the “Merger Agreement”), by and among the Company, Sizzle Acquisition Corp. (“Sizzle”), European Lithium Limited (“EUR”), European Lithium AT (Investments) Limited and Project Wolf Merger Sub Inc.

1.10	The assignment, assumption and amendment agreement dated 27 February 2024 relating to the warrant agreement entered into between Sizzle Acquisition Corp. and Continental Stock Transfer & Trust Company on 3 November 2021 constituting the Public Warrants (the “Public Warrant”).

1.11	A subscription agreement dated 8 February 2024 between the Company, EAM, the Sponsor and Sizzle (the “EAM Subscription Agreement”) and a warrant to purchase Ordinary Shares dated 8 February 2024 issued by the Company to EAM (the “EAM Warrant”).

1.12	A subscription agreement dated 8 February 2024 between the Company, ETE III, the Sponsor and Sizzle (the “ETE III Subscription Agreement”) and a warrant to purchase Ordinary Shares dated 8 February 2024 issued by the Company to ETE III (the “ETE III Warrant”).

1.13	A subscription agreement dated 8 February 2024 between the Company, ETE, the Sponsor and Sizzle (the “ETE Subscription Agreement”) and a warrant to purchase Ordinary Shares dated 8 February 2024 issued by the Company to ETE (the “ETE Warrant”).

1.14	A letter agreement date as of 26 February 2024 entered into by and among the Company, the Sponsor and Sizzle (the “Sponsor Letter Agreement”).

1.15	A warrant to purchase Ordinary Shares dated 27 February 2024 issued by the Company to Polar (the “Polar Warrant”).

1.16	A share purchase agreement dated as of 4 July 2023 by and among the Company, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (the “GEM SPA”).

1.17	A warrant to purchase Ordinary Shares dated 27 February 2024 issued by the Company to GEM Yield Bahamas Limited to purchase shares of common stock of the Company (the “GEM Warrant”).

1.18	Lock-up agreement dated 27 February 2024 between the Company and CF&CO (the “Cantor Lock-Up Agreement”).

1.19	Those certain supplier and vendor agreements more particularly described in the Closing Board Resolutions and entered into in connection with the transactions contemplated by the Merger Agreement (the “Vendor Agreements”).

The transaction documents referred to at 1.9 through 1.19 above are referred to herein as the “Transaction Agreements” and each a “Transaction Agreement”.

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the British Virgin Islands which are in force on the date of this opinion letter. In giving the following opinions we have relied (without further verification) upon the completeness and accuracy, as at the date of this opinion letter, of the Registered Agent’s Certificate, the Certificate of Good Standing and the Director’s Certificate. We have also relied upon the following assumptions, which we have not independently verified:

2.1	The Transaction Agreements have been or will be authorised and duly executed and unconditionally delivered by or on behalf of all relevant parties in accordance with all relevant laws (other than, with respect to the Company, the laws of the British Virgin Islands).

2.2	The proper governing law of the Transaction Agreements is the laws of the State of New York (the “Relevant Law”).

2.3	The Transaction Agreements are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the Relevant Law and all other relevant laws (other than, with respect to the Company, the laws of the British Virgin Islands).

2.4	The choice of the Relevant Law as the governing law of the Transaction Documents has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of the State of New York and any other relevant jurisdiction (other than the British Virgin Islands) as a matter of the Relevant Law and all other relevant laws (other than the laws of the British Virgin Islands).

2.5	Where a Transaction Agreement has been provided to us in draft or undated form, it will be duly executed, dated and unconditionally delivered by all parties thereto in materially the same form as the last version provided to us and, where we have been provided with successive drafts of a Transaction Agreement marked to show changes to a previous draft, all such changes have been accurately marked.

2.6	Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals.

2.7	All signatures, initials and seals are genuine.

2.8	The capacity, power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Company, the laws and regulations of the British Virgin Islands) to enter into, execute, unconditionally deliver and perform their respective obligations under the Transaction Agreements.

2.9	That all public records of the Company which we have examined are accurate and that the information disclosed by the searches which we conducted against the Company at the Registry of Corporate Affairs and the High Court Registry is true and complete and that such information has not since then been altered and that such searches did not fail to disclose any information which had been delivered for registration but did not appear on the public records at the date of our searches.

2.10	No invitation has been or will be made by or on behalf of the Company to the public in the British Virgin Islands to subscribe for any of the Ordinary Shares.

2.11	The Company is not a sovereign entity of any state and is not a subsidiary, direct or indirect of any sovereign entity or state.

2.12	There is no contractual or other prohibition or restriction (other than as arising under British Virgin Islands law) binding on the Company prohibiting or restricting it from entering into and performing its obligations under the Transaction Agreements.

2.13	No monies paid to or for the account of any party under the Transaction Agreements represent or will represent proceeds of criminal conduct (as defined in the Proceeds of Criminal Conduct Act (As Revised)).

2.14	There is nothing under any law (other than the laws of the British Virgin Islands) which would or might affect the opinions set out below. Specifically, we have made no independent investigation of the Relevant Law.

2.15	The Company has received, or will receive, cash consideration or non-cash consideration in consideration for the issue of the Ordinary Shares, and that:

(a)	none of the Ordinary Shares have been, or will be, issued for less than their par value; and

(b)	to the extent that any Ordinary Shares are, or will be, issued, in whole or in part, for non-cash consideration, the value of the non-cash consideration and cash consideration, if any, is not less than the amount credited or to be credited for such Ordinary Shares.

2.16	There is nothing under any law (other than the laws of the British Virgin Islands) which would or might affect the opinions set out below. We have not made any investigation of the laws, rules or regulations of any jurisdiction other than the laws of the British Virgin Islands.

Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion letter.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company is a company limited by shares incorporated with limited liability under the BVI Business Companies Act (As Revised) (the “Act”), is in good standing at the Registry of Corporate Affairs, is validly existing under the laws of the British Virgin Islands and possesses the capacity to sue and be sued in its own name.

3.2	The Ordinary Shares to be offered and issued by the Company as contemplated by the Registration Statement (including the issuance of Ordinary Shares upon the exercise of the Warrants in accordance with the applicable Transaction Agreements) have been duly authorised for issue, and when issued by the Company against payment in full of the consideration as set out in the Registration Statement and in accordance with the terms set out in the applicable Transaction Agreements (including the issuance of Ordinary Shares upon the exercise of the Warrants in accordance with the applicable Transaction Agreements), such Ordinary Shares will be validly issued, fully paid and non-assessable. As a matter of British Virgin Islands law, a share is only issued when it has been entered in the register of members.

4	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	The obligations assumed by the Company under the Transaction Agreements will not necessarily be enforceable in all circumstances in accordance with their terms. In particular:

(a)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to protecting or affecting the rights of creditors;

(b)	enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy;

(c)	where obligations are to be performed in a jurisdiction outside the British Virgin Islands, they may not be enforceable in the British Virgin Islands to the extent that performance would be illegal under the laws of that jurisdiction; and

(d)	some claims may become barred under relevant statutes of limitation or may be or become subject to defences of set-off, counterclaim, estoppel and similar defences.

4.2	To maintain the Company in good standing under the laws of the British Virgin Islands, annual filing fees must be paid to the Registry of Corporate Affairs.

4.3	We express no opinion as to the meaning, validity or effect of any references to foreign (i.e. non British Virgin Islands) statutes, rules, regulations, codes, judicial authority or any other promulgations and any references to them in the Transaction Agreements or the Registration Statement.

4.4	The obligations of the Company may be subject to restrictions pursuant to United Nations and United Kingdom sanctions extended to the British Virgin Islands by Orders of Her Majesty in Council and/or sanctions imposed by governmental or regulatory authorities or agencies in the British Virgin Islands under British Virgin Islands legislation.

4.5	Under British Virgin Islands law, the register of members is prima facie evidence of title to shares and this register would not record a third party interest in such shares. However, there are certain limited circumstances where an application may be made to a British Virgin Islands court for a determination on whether the register of members reflects the correct legal position. Further, the British Virgin Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. For the purposes of the opinion given in paragraph 3.2, there are no circumstances or matters of fact known to us on the date of this opinion letter which would properly form the basis for an application for an order for rectification of the register of members of the Company, but if such an application were made in respect of the Ordinary Shares, then the validity of such shares may be subject to re-examination by a British Virgin Islands court.

4.6	Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions the subject of this opinion.

4.7	In this opinion letter, the phrase “non-assessable” means, with respect to the issuance of shares, that a shareholder shall not, in respect of the relevant shares and in the absence of a contractual arrangement, or an obligation pursuant to the memorandum and articles of association, to the contrary, have any obligation to make further contributions to the Company’s assets (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

4.8	We express no view as to the commercial terms of the Transaction Agreements or whether such terms represent the intentions of the parties and make no comment with regard to warranties or representations that may be made by the Company.

The opinions in this opinion letter are strictly limited to the matters contained in the opinions section above and do not extend to any other matters. We have not been asked to review and we therefore have not reviewed any of the ancillary documents relating to the Transaction Agreements and express no opinion or observation upon the terms of any such document.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the heading “Legal Matters” in the prospectus included in the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the SEC Act or the rules and regulations of the Commission thereunder.

This opinion is addressed to you and may be relied upon by you, your counsel and purchasers of Ordinary Shares pursuant to the Registration Statement. This opinion is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Yours faithfully

/s/ Maples and Calder

Maples and Calder